SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2003

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from to

Commission file number 001-13083

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WellPoint Health Networks Inc.,

1 WellPoint Way,
Thousand Oaks,
California  91362

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the WellPoint 401(k) Retirement Savings Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

(Plan)

Signature	Title	Date

	Benefits Administration	June 25, 2004
/s/ J. Thomas Van Berkem	Committee Chairman
J. Thomas Van Berkem

Report of Independent Registered Public Accounting Firm

To the Participants and Benefits Administration Committee of the

WellPoint 401(k) Retirement Savings Plan:

In our opinion, the accompanying Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of the WellPoint 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 9, the financial statements of the Plan for 2002 have been restated to reflect additional employer contributions made subsequent to the Plan’s year end.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
June 21, 2004

WellPoint 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2003 and 2002

	As of December 31,
	2003	2002 (as restated) (see Note 9)
Assets

Investments:

WellPoint Common Stock Fund	$181,804,679	$135,872,751

Investments in mutual funds	603,992,809	460,116,412

Participant loans receivable	46,184,297	40,423,470

Total investments	831,981,785	636,412,633

Employer contribution receivable	69,629,605	22,949,951

Employee contribution receivable	1,844,860	1,775,767

Net assets available for benefits	$903,456,250	$661,138,351

The accompanying notes are an integral part of these financial statements.

WellPoint 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2003

Additions:
Investment income:
Interest and dividends	$8,905,802
Interest on participant loans receivable	2,777,754
Net appreciation in fair value of investments	143,837,332

Total investment gain	155,520,888

Contributions:
Employer	95,531,497
Employee	50,460,127
Employee rollovers	3,048,407

Total contributions	149,040,031

Total additions	304,560,919

Deductions:
Distributions to participants	62,063,070
Administrative expenses	179,950

Total deductions	62,243,020

Net increase	242,317,899

Net assets available for benefits:

Beginning of year as restated (see Note 9)	661,138,351

End of year	$903,456,250

The accompanying notes are an integral part of these financial statements.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements

1.                                      Program Description

The following description of the WellPoint 401(k) Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document or summary plan description for a more complete description of the Plan’s provisions.

General

The Plan originally commenced on July 1, 1984, when the predecessor of WellPoint Health Networks Inc. (“WellPoint”) adopted the Salary Deferral Savings Plan sponsored by the Blue Cross and Blue Shield Association.  On January 30, 2002, the Plan ceased to be a multiple-employer plan when WellPoint became the indirect owner of 82.61% of the outstanding shares of UNICARE National Capital Preferred Provider Organization, Inc.  The Plan is a defined contribution plan covering substantially all employees of WellPoint and its affiliates who are at least 18 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On January 31, 2002, WellPoint completed its merger with RightCHOICE Managed Care, Inc. (“RightCHOICE”).  Effective July 15, 2002, the Blue Cross and Blue Shield of Missouri 401(k) Savings Program (which was maintained by RightCHOICE), and HealthLink, Inc. Savings Incentive and Profit Sharing Plan (which was maintained by HealthLink, Inc., a subsidiary of RightCHOICE) were merged into the Plan.  As a result of this transaction, the net assets available for benefits of approximately $61.6 million were transferred into the Plan.

On June 30, 2003, WellPoint completed its acquisition of Golden West Health Plan Inc.  Participants in the Golden West 401(k) Savings and Investment Plan (the “Golden West Plan”) were given the option of rolling over their balances to the WellPoint 401(k) Retirement Savings Plan, rolling them over to another qualified plan or taking a distribution. Participants in the Golden West Plan who had loans outstanding were also given the option to roll over any outstanding loan with their account balance.  The Golden West Plan was terminated effective June 29, 2003. An application for determination was submitted to the Internal Revenue Service on November 4, 2003.

On September 24, 2003, WellPoint completed its acquisition of Cobalt Corporation, the parent company of Blue Cross Blue Shield of Wisconsin (formerly named Blue Cross & Blue Shield United of Wisconsin) (“BCBSUW”).  Effective January 16, 2004, the Cobalt Corporation 401(k) Plan (“Non-Union Plan”) and the BCBSUW Union Employees 401(k) Plan (“Union Plan”) were merged into the Plan.  As a result of this transaction, the net assets available for benefits of approximately $112.2 million and $7.1 million for the Non-Union Plan and the Union Plan, respectively, were transferred into the Plan in early 2004.

On October 31, 2003, WellPoint completed its acquisition of Health Core, Inc.  Effective April 23, 2004, the Health Core  401(k) Profit Sharing and Trust was transferred into the Plan.  As a result of this transaction, the net assets available for benefits of approximately $497,000 were transferred into the Plan.

Employees whose employment is governed by the terms of a collective bargaining agreement may participate in the Plan to the extent authorized by the terms of the collective bargaining agreement.  The eligibility requirements for matching contributions (if any) and the amount of matching contributions (if any) on behalf of employees whose employment is governed by the terms of a collective bargaining agreement will be based on negotiations with the relevant collective bargaining unit.  The employer contributions made on behalf of employees whose employment is governed by the terms of a collective bargaining agreement will become vested only to the extent authorized by the terms of the collective bargaining agreement.  In addition, the benefits of employees whose employment is governed by the terms of a collective bargaining agreement will be paid in the forms of payment authorized by the terms of the collective bargaining agreement.

Contributions

Until January 1, 2002, the Plan permitted eligible employees to elect to have the employer reduce their compensation by an amount between 2% to 15% and to have such amount contributed under the Plan, except highly compensated employees as defined by the Internal Revenue Code (the “Code”), who are limited to the maximum contributions provided in the Plan.  The Plan was amended during 2002 to increase the maximum contribution limit from 15% to 20% effective January 1, 2002 and to decrease the minimum contribution limit from 2% to 1%.  The Plan was further amended on March 16, 2003 to increase the maximum contribution limit from 20% to 50%.  Effective for the 2003 plan year, participants who attain age 50 by the end of a plan year may make additional contributions (“Catch Up Contributions”) as permitted in the Economic Growth and Tax Relief Reconciliation Act of 2001 and as provided in the Plan.

Employee contributions to the Plan for the 2003 plan year generally were limited to the lesser of aforementioned percentage maximums of annual compensation and $12,000.  Employees eligible for Catch Up Contributions in the 2003 plan year were allowed to contribute up to an additional $2,000 over the limit that otherwise applies.

From November 1, 1998 through December 31, 2003, matching contributions equaled 75% (or a greater or lesser percentage determined by the date of hire).  A grandfather provision provides that the employer will match contributions in an amount equal to 85% of an employee’s contribution (other than Catch Up Contributions) for employees with 10 or more but less than 20 years of service at the beginning of the first payroll ending on or after January 1, 1997 and in an amount equal to 100% of an employee’s contribution (other than Catch Up Contributions) for employees with 20 or more years of service at the beginning of the first payroll ending on or after January 1, 1997.  Effective with payroll periods beginning on or after January 1, 2004, the Plan provides that the employer matching contribution on the first 6% of eligible employee compensation contributed will be equal to 100% of the participant’s contribution (other than Catch Up Contributions), after one year of service.

Effective March 1, 2002, the Plan was amended to remove the restrictions that prohibited employees from liquidating the employer’s matching contributions and bonus contributions received in the form of WellPoint Common Stock.   Prior to March 1, 2002, a participant was permitted to liquidate WellPoint Common Stock in such participant’s account in any plan year following the plan year in which it was contributed.  On and after March 1, 2002, a participant may liquidate any WellPoint Common Stock in his or her participant’s account at any time so long as the liquidation is consistent with the Plan’s administrative investment procedures.  For the 2003 plan year, all employer matching contributions were made in cash and totalled approximately $26.8 million.

The Plan also permits discretionary bonus contributions.  A bonus contribution of 20 shares of WellPoint Common Stock to all eligible associates totalling $40.5 million was accrued by the Plan in 2003 and the contribution was made in 2004.  For the 2002 plan year (see Note 9), a bonus contribution of 20 shares of WellPoint Common Stock to all eligible associates totalling $22.0 million was accrued in 2002 and the contribution was made in 2003.

Effective January 1, 2004, the Company amended the Plan to include profit sharing contributions to certain eligible employees. Both the profit sharing contribution and the bonus contribution, if any, may be made in an amount and in the form to be determined at the discretion of the Company.  The 2004 profit sharing contribution was generally equal to 5% of each eligible employee’s eligible compensation in 2003.  Employees whose employment is governed by the terms of a collective bargaining agreement may receive the profit sharing contributions, if any, and special bonus contributions to the extent authorized by the terms of the collective bargaining agreement.  As of December 31, 2003, the Plan accrued approximately $28.2 million of profit sharing contributions that were made in 2004.

Participant Accounts

Each participant’s account is credited with the participant’s salary deferral contribution, the employer’s matching contribution, any special or bonus contributions, rollover contributions, and an allocation of fund earnings and is reduced by participant withdrawals and certain administrative expenses.  Investment income, including gains and losses, and certain administrative expenses are allocated to each participant’s account on a daily basis in the proportion that the value of each participant’s account on that date bears to the value (excluding current fund earnings) of the accounts of all participants.

Vesting

Participants are immediately 100% vested in the employee contributions and any earnings thereon.  Participants hired before January 1, 2004 are 100% vested in both employee and employer contributions and any earnings thereon.  Employees whose employment is governed by the terms of a collective bargaining agreement may be subject to a different vesting schedule determined by the terms of the collective bargaining agreement.

The employer contributions made on behalf of employees hired on or after January 1, 2004 and whose employment is not governed by the terms of a collective bargaining agreement is subject to the following vesting schedule:

Year of Vesting Service	Vested Interest
Less than 2	0%
2, but less than 3	25%
3, but less than 4	50%
4, but less than 5	75%
5 or more	100%

Investment Options

During the 2003 plan year, investments of the Plan, for which Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee, consist primarily of interests in ten mutual funds and the unitized WellPoint Health Networks Inc. Common Stock Fund.  Registration Statements on Form S-8 have been filed with the Securities and Exchange Commission to register the WellPoint shares to be included as an investment option.  The mutual funds as of December 31, 2003 were as follows:

•           Vanguard Prime Money Market Fund – This fund invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. Government and federal agencies.

•                                          Vanguard Wellington Fund – This fund’s assets are divided between common stocks and bonds, with an average of 65% of assets in stocks and 35% in bonds.  The funds invest in dividend-paying large- and mid-capitalization stocks of well-established companies whose prospects are believed to be improving and whose values are believed to not yet be recognized in the marketplace.

•                                          Vanguard 500 Index Fund – This fund holds all 500 stocks that make up the Standard & Poor’s 500 Index in proportion to their weighting in the index.

•                                          Vanguard Total Bond Market Index Fund – This fund invests in more than 5,000 U.S. Treasury, federal agency, mortgage-backed and investment-grade corporate securities and seeks to match the performance of the Lehman Brothers Aggregate Bond Index.

•                                          Vanguard U.S. Growth Fund – This fund invests in large, high-quality, seasoned U.S. companies with records of exceptional growth and prospects for future growth that are believed to be above-average.

•                                          Vanguard Explorer Fund – This fund invests in a diversified group of small-company stocks with prospects for future growth that are believed to be above-average.

•                                          Vanguard PRIMECAP Fund – This fund invests in stocks of companies with prospects for continued earnings growth that are believed to be above-average, strong industry positions and skilled management teams.  This fund may also invest in companies with below-average earnings, but whose prospects for earnings growth that are believed to be bright.  This fund may not be broadly diversified and at times may invest a large portion of assets in select industries.

•                                          Vanguard Windsor II Fund – This fund invests in a diversified group of out-of-favor stocks of large-capitalization companies.

•                                          Vanguard Total International Stock Index Fund – This fund invests in three Vanguard mutual funds: a European fund, a Pacific fund and an emerging markets fund, which gives the fund exposure to stocks from more than 30 countries.  This fund seeks to match the performance of the Morgan Stanley Capital International Total International Index.

•                                          Vanguard Extended Market Index Fund – This fund seeks to match the performance of the Wilshire 4500 Completion Index, an unmanaged index made up mostly of mid- and small-capitalization companies, by investing in a large sampling of stocks that matches certain characteristics of the index (such as industry weightings, market capitalization and dividend yield).

Payment of Benefits

Participants who leave WellPoint or a WellPoint affiliate that participates in the Plan as a result of termination, retirement or permanent disability are eligible to receive a lump-sum payment of the entire value of their account.  Named beneficiaries receive a lump-sum payment at the death of a participant.  Current employees may request to withdraw all or a portion of their salary deferral and rollover account at age 59 ½ and in the event of financial hardship, subject to limitations imposed by federal law.  Distributions due to financial hardship must be approved by Vanguard and are payable only to the extent of the amount of the hardship (including the amount necessary to pay federal, state and local income tax and penalties reasonably expected to result from the hardship).

Participant Loans Receivable

In compliance with the Plan document, participants are allowed to borrow against their account balances.  These borrowings are referred to as participant loans receivable on the Statements of Net Assets Available for Benefits and are stated at net realizable value.  Participants are restricted as to the amount that they can borrow.  The interest rate charged for participant loans is based on the Wall Street Journal prime lending rate plus 1%.

2.                                      Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Since March 1, 2002, contributions made by or on behalf of participants are invested at the direction of each participant by the Plan trustee in one or more of the investment funds.  Prior to March 1, 2002, the portion of a participant’s matching contributions that was made in the form of WellPoint Common Stock, and a participant’s bonus contribution that also was made in the form of WellPoint Common Stock, could not be liquidated and reinvested until the year following the year in which the contribution was made.

Each of the eleven investment funds, including the WellPoint Common Stock Fund, is divided into units of participation which are calculated daily by the recordkeeper.  The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund.

Participants can choose to allocate their contributions and account balances to any or all of the funds.  Participants may transfer their balances, or a portion thereof, from one fund to another on a daily basis, subject to applicable law and Vanguard’s and WellPoint’s trading restrictions.  Participants may also elect to change where their new contributions will be invested.

Security transactions are accounted for on the date securities are purchased or sold (trade date). Interest income is recognized when earned.  Net gains and losses from securities transactions are computed using the average-cost method based on the beginning market value.  Contributions are recognized based on payroll dates.

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

Payment of Benefits

Benefits are recorded when paid.

3.                                      Investments

Prior to March 1, 2002, the Plan contained both participant-directed and nonparticipant-directed components of the Company matching portion and the bonus portion of the WellPoint Common Stock Fund.  Since March 1, 2002, all of the Company matching and bonus portions of the WellPoint Common Stock Fund are considered participant-directed because on and after March 1, 2002, a participant may liquidate any WellPoint Common Stock in the participant’s account at any time so long as the liquidation is consistent with the Plan’s administrative investment procedures.  Effective November 17, 2002, the Company began making matching contributions in cash.

The following are the individual investments, at fair value, that represent 5% or more of net assets available for Plan benefits as of December 31 of the year indicated:

	2003	2002

WellPoint Common Stock Fund	$181,804,679	$135,872,751
Vanguard Wellington Fund	113,758,721	89,382,470
Vanguard Prime Money Market Fund	112,967,455	111,691,977
Vanguard 500 Index Fund	121,694,175	85,803,468
Vanguard PRIMECAP Fund	96,082,305	62,890,466
Vanguard Total Bond Market Index Fund	41,280,872	38,376,919

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2003

WellPoint Common Stock Fund	$52,839,207
Investment in Mutual Funds	90,998,125

Net appreciation in fair value of investments	$143,837,332

4.                                      Plan Termination

WellPoint expects the Plan to be continued indefinitely, but reserves the right to amend or terminate the Plan in writing at any time.  The accounts of participants affected by a partial or complete termination of the Plan are nonforfeitable and will be determined as of the valuation date immediately preceding the date WellPoint designates as the date of termination.

5.                                      Expenses of the Plan

Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings and they are included in the fund expense ratio.  Purchase fees, if applicable, are paid by the participants investing in those funds, which are subject to such fees.

WellPoint currently pays the recordkeeping costs and provides certain administrative services to the Plan at no cost.  Certain administrative costs of the Plan are paid by WellPoint, which is a party-in-interest.  These costs are not reflected in these financial statements and constitute exempt party-in-interest transactions under ERISA.  Participants are required to pay their loan initiation and on-going administrative fees to the Plan’s trustee, which administers the loans.

6.                                      Tax Status of the Plan

In February 2002, as a result of changes in applicable law, WellPoint submitted a request for determination that the Plan as most recently amended and restated, continues to be qualified under Section 401(a) of the Internal Revenue Code and the related trust is exempt under Section 501(a) of the Internal Revenue Code.  A favorable determination letter was received August 21, 2003.  The Plan has been amended since receiving the determination letter.

Under the provisions of Section 401(k) of the Code, contributions to the Plan are not taxable to the participants until distributed.

7.                                      Risks and Uncertainties

The Plan invests in various mutual funds and the WellPoint Common Stock Fund. Investment securities are exposed to various risks including interest rate, market and credit risks. Due to such risks and other factors, changes in the values of investment securities may occur from time to time and such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.                                      Pending Merger with Anthem

On October 26, 2003, WellPoint entered into a merger agreement with Anthem, Inc.  The transaction is subject to customary closing conditions and is expected to close by mid-2004.

9.                                      Restatement of Financial Information

The 2002 financial statements have been restated to reflect an accrual for employer contributions for the 2002 plan year.  The effect of the restatement is as follows:

	2002 (as restated)	2002 (as originally reported)

Employer Contribution Receivable	$22,949,951	$907,910
Net Assets Available for Benefits	661,138,351	639,096,310

Supplemental Schedule

WellPoint 401(k) Retirement Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year*

December 31, 2003

(See Report of Independent Registered Public Accounting Firm)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Market Value

**	WellPoint Common Stock Fund	5,269,701 units	$181,804,679

***	Vanguard Wellington Fund	3,948,585 units	113,758,721

***	Vanguard Explorer Fund	459,574 units	30,157,250

***	Vanguard Prime Money Market Fund	112,967,455 units	112,967,455

***	Vanguard 500 Index Fund	1,185,294 units	121,694,175

***	Vanguard PRIMECAP Fund	1,811,506 units	96,082,305

***	Vanguard U.S. Growth Fund	2,389,044 units	36,217,911

***	Vanguard Total Bond Market Index Fund	4,003,964 units	41,280,872

***	Vanguard Total International Stock Index Fund	1,017,988 units	10,831,387

***	Vanguard Windsor II Fund	1,277,658 units	33,845,165

***	Vanguard Extended Market Index Fund	268,476 units	7,157,568

	Participant loans receivable	Loan term varies up to 30 years; interest rate 5.0% - 11.5%; collateralized by the participant’s account balance.	46,184,297

	Total		$831,981,785

*                                         Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at anytime during the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.

**                                  Sponsor of the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

***                           Custodian of the Plan and, therefore, a party-in-interest for which a statutory exemption exists.